UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



                          SOUTHERN SAUCE COMPANY, INC.
                          ----------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    84379P200
                                    ---------
                                 (CUSIP Number)


                                 Marc Ross, Esq.
                       Sichenzia Ross Friedman Ference LLP
                            61 Broadway, 32nd Floor,
                               New York, NY 10006
                                 (212) 930 9700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 9, 2008
                           --------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84379P200

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Wang Chen
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,960,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,960,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,960,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.48%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

*This calculation is based upon 22,112,500 shares of common stock of Southern Sauce Company, Inc. outstanding as of June 11, 2008, as reported in Southern Sauce Company, Inc.'s report on Form 8-K dated as of June 13, 2008.

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.001 par value, of Southern Sauce Company, Inc., a Florida Corporation (the "Issuer"). The principal offices of the Issuer are located at No. 27, Wang Gang Road, Jin Nan (Shuang Gang) Economic and Technology Development Area, Tianjin, People's Republic of China 300350.

Item 2. Identity and Background

            (a) This statement is being filed by Mr. Wang Chen (the "Reporting Person").

            (b) The Reporting Person's business address is No. 27, Wang Gang Road, Jin Nan (Shuang Gang) Economic and Technology Development Area, Tianjin, People's Republic of China 300350.

            (c) The Reporting Person is a director and Chief Executive Officer of the Issuer. The Reporting Person is also Chief Executive Officer and a shareholder of Long Sunny Limited, a company organized in the British Virgin Islands ("Long Sunny"), holding a 40% interest in Long Sunny. As described in further detail in Item 3 below, Long Sunny is a controlling shareholder of the Issuer.

            (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

            (f) The Reporting Person is a citizen of the People's Republic of China (the "PRC").


Item 3. Source and Amount of Funds or Other Consideration

On June 9, 2008, pursuant to a Merger Agreement entered into by and between the Issuer's wholly-owned subsidiary, Shen Kun Acquisition Sub Limited, and Shen Kun International Limited ("Shen Kun") (the "Reverse Merger"), Long Sunny acquired an aggregate of 17,400,000 shares of the Issuer's common stock as merger consideration for all of Long Sunny's ownership in Shen Kun International Limited.

Shen Kun owns 100% of Shengkai (Tianjin) Ceramic Valves Co., Ltd. ("SK Ceramic Valves"), which is a wholly foreign-owned enterprise ("WFOE") under the laws of the PRC. SK Ceramic Valves has entered into a series of contractual arrangements with Shengkai Industrial Technology Development Co., Ltd., a limited liability company headquartered in, and organized under the laws of, the PRC ("Shengkai"), whose primary business is the design, manufacturing and sales of ceramic valves, the manufacturing and sales of high-tech ceramic materials, technical consultation and services, and the import and export of ceramic valves and related technologies.

As a result of the Reverse Merger, the Issuer acquired 100% of the capital stock of Shen Kun and consequently, control of the business and operations of Shengkai. Prior to the Reverse Merger Transaction, the Issuer was a public reporting blind pool company in the development stage. From and after the closing date of the Reverse Merger, the Issuer's primary operations consists of the business and operations of Shengkai.

Item 4. Purpose of Transaction

The Reverse Merger was part of a series of transactions undertaken by the Issuer in order to (i) accomplish the acquisition of the business of Shengkai by the Issuer and (ii) the private placement of the Issuer's Series A Convertible Preferred Stock ("Series A Preferred Shares") and warrants ("the Private Placement") to certain investors (the "Purchasers").

Other transactions included, without limitation:

      o a series of restructuring transactions through which WFOE acquired control over the business operations and financial affairs of Shengkai;

      o the resignation of the Issuer's Chief Executive Officer and principal accounting officer, and the appointment of a new Chief Executive Officer and director on June 9, 2008;

      o a prospective change in control of the Issuer under which the Issuer's former sole director resigns and a new director is appointed to its board of directors, subject to the filing and dissemination of an information statement on Schedule 14f-1;

      o a Securities Purchase Agreement entered into by and among the Issuer and certain Purchasers for the sale of 5,915,526 shares of newly-created Series A Preferred Shares of the Issuer in the Private Placement and warrants to purchase up to 7,098,632 shares of the Issuer's common stock with an exercise price of $3.52 per share and a five-year term from June 10, 2008 (the "Warrants"), from which the Issuer received gross proceeds of $15 million;

      o a Securities Escrow Agreement entered into by and among the Issuer, Vision Opportunity China LP and Loeb & Loeb LLP, as escrow agent, under which Li Shaoqing, a majority shareholder of Long Sunny, agreed to have 5,915,526 shares of common stock of the Issuer issued to it in the Reverse Merger initially held in escrow (the "Escrow Shares"), which shares it may forfeit to the Purchasers, depending on the Issuer's financial performance in 2008 and 2009. If the Issuer does not meet certain financial performance targets in 2008 and 2009, all or part of the Escrow Shares may be forfeited and distributed ratably to the Purchasers according to the number of Series A Preferred Shares each of them holds then.

      o a lock-up agreement by and between the Issuer and various shareholders of Long Sunny and members of Shengkai's management, including the Reporting Person, under which, in order to induce Southern Sauce and the Purchasers to enter into the Private Placement, each of the seven shareholders listed below agreed that
            (i) they will not sell or transfer any shares of the Issuer's common stock or shares in Long Sunny until at least 12 months after the effective date of the initial registration statement to be filed to register shares of common stock issuable upon conversion of the Series A Preferred Shares and Warrants described above, and (ii) for an additional 24 months after the end of that 12 month period, it will not sell or transfer more than one-twelfth of its total shares of that common stock during any one month.

      o a call option agreement that gives the Reporting Person the right to become the beneficial owner of the majority of the common stock of the Issuer. That agreement is a call option agreement between the Reporting Person and Mr. Li Shaoqing, the holder of 60% of the stock of Long Sunny. Under the agreement, the Reporting Person was granted an option to purchase all of the Reporting Person's stock in Long Sunny at an exercise price of $.01 or $.001 per share, in seven installments over the course of approximately seven months, provided that Shengkai Industrial Technology Development Co., Ltd., Sheng Kai (Tianjin) Ceramic Valves Co., Ltd. and Shen Kun International Limited generate a gross revenue of at least RMB 1,500,000 per month during the period commencing June 1, 2008 through December 31, 2008.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person beneficially owns 6,960,000 shares of the Issuer's common stock, which represents approximately 31.48% of the Issuer's common stock. The Reporting Person is a shareholder in Long Sunny and his beneficial ownership in the Issuer is based upon his 60% interest in Long Sunny. Accordingly, 6,960,000 shares of common stock issued to Long Sunny as a result of the consummation of the Reverse Merger are beneficially attributed to the Reporting Person, which represents 31.48% of the issued and outstanding shares of the Issuer.

(b) The Reporting Person may be deemed to hold sole voting and dispositive power over 6,960,000 shares of common stock of the Issuer as issued to Long Sunny.

(c) Other than the acquisition of the shares has reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 6,960,000 shares of common stock reported in Item 5(a).

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements pursuant to the Reverse Merger, the lock-up agreement and the call option agreement described above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

1. Merger Agreement and Plan of Reorganization, dated as of June 10, 2008 between the Company, the controlling stockholders of the Company, Shen Kun Acquisition Sub Limited, Shen Kun International Limited, and the stockholders of Shen Kun International Limited.*

2. Form of Lock-Up Agreement, dated as of June 10, 2008, by and among the Issuer and certain shareholders.*

3. Call Option Agreement, dated as of June 10, 2008, between the Reporting Person and Li Shaoqing.

* Incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K/A filed with the SEC on June 23, 2008.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 23, 2008

                                                              /s/ Wang Chen
                                                              ---------------
                                                              Name: Wang Chen